Exhibit 99.2

STATEMENT OF DESIGNATION OF RIGHTS, PREFERENCES AND PRIVILEGES OF 8.75% SERIES E CUMULATIVE PERPETUAL CONVERTIBLE PREFERRED SHARES OF CASTOR MARITIME INC.

CASTOR MARITIME INC., a corporation organized and existing under the Business Corporations Act (the “BCA”) of the Republic of the Marshall Islands (the “Company”), in accordance with the provisions of Section 35 thereof and the Articles of Incorporation of the Company, as amended (the “Articles”), does hereby certify:

The Board of Directors of the Company has adopted the following resolutions fixing the designation and certain terms, powers, preferences and other rights of a new series of preferred shares of the Company, designated as “8.75% Series E Cumulative Perpetual Convertible Preferred Shares”, and certain qualifications, limitations and restrictions thereon. Capitalized terms shall have the same meaning as in the Articles, unless otherwise specified in this Statement of Designation or unless the context otherwise requires.

RESOLVED, that a series of preferred shares, par value $0.001 per share, of the Company be and hereby is established, and that the designation and number of shares of such series, and the voting and other powers, preferences and relative, participating, optional or special rights and qualifications, limitations and restrictions of the shares of such series, are as follows:

Section 1.         Designation and Amount. The shares of this series shall be designated as “8.75% Series E Cumulative Perpetual Convertible Preferred Shares” (hereinafter, called “this Series”). Shares of this Series shall have a par value of $0.001 per share and each share of this Series shall be identical in all respects to every other share of this Series. The number of shares constituting this Series shall be 60,000, which number the Board of Directors may from time to time increase (but not in excess of the total number of designated preferred shares of the Company, excluding any other series of preferred shares authorized at the time of such increase) or decrease (but not below the number of shares of this Series then outstanding).

Section 2.           Definitions. As used herein with respect to this Series:

(a)          “Accrued Dividends” means, with respect to shares of this Series, an amount computed at the applicable Annual Rate for this Series from, as to each share, the date of issuance of such share to and including the date to which such dividends are to be accrued (whether or not such dividends have been declared), less the aggregate amount of all dividends previously paid on such share.

(b)          “Annual Rate” means 8.75% per annum of the Stated Amount.

(c)         “Board of Directors” means the Board of Directors of the Company or a committee of the Board of Directors duly authorized by the Board of Directors to declare dividends on this Series or take other action relating to this Series.

(d)          “Business Day” means each Monday, Tuesday, Wednesday, Thursday or Friday on which banking institutions in The City of New York are not authorized or obligated by law, regulation or executive order to close.

(e)          “Company” has the meaning set forth in the Preamble.

(f)           “Conversion Notice” has the meaning set forth in Section 6(d).

(g)          “Conversion Price” has the meaning set forth in Section 6(b).

(h)         “Dividend Parity Stock” means any class or series of stock of the Company that ranks on a parity with this Series in the payment of dividends, including the 5.00% Series D Cumulative Perpetual Convertible Preferred Shares of the Company.

(i)           “Dividend Payment Date” has the meaning set forth in Section 3(a).

(j)           “Dividend Period” means each period commencing on (and including) a Dividend Payment Date and continuing to (but not including) the next succeeding Dividend Payment Date, except that the first Dividend Period for the initial issuance of shares of this Series shall commence on (and include) the Original Issue Date.

(k)          “DTC” means The Depository Trust Company.

(l)           “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(m)        “Five-Day VWAP” means as applicable: (i) the volume weighted average price per Common Share as reported by Bloomberg and calculated during regular trading hours over the five consecutive Trading Day period expiring on the Trading Day immediately prior to the date of delivery of a Conversion Notice in accordance with Section 6(d); or (ii) if the Common Shares are not then listed or traded on a United States securities exchange or trading market and if prices for the Common Shares are then reported on the Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per Common Share so reported.

(n)          “Junior Stock” means any class or series of stock of the Company (including the Common Shares) that ranks junior to this Series in the payment of dividends or in the distribution of assets on liquidation, dissolution or winding up of the Company.

(o)          “Liquidation Preference” has the meaning set forth in Section 4.

(p)        “Liquidation Preference Parity Stock” means any class or series of stock of the Company that ranks on a parity with this Series in the distribution of assets on liquidation, dissolution or winding up of the Company, including the 5.00% Series D Cumulative Perpetual Convertible Preferred Shares of the Company.

(q)          “Nonpayment Event” has the meaning set forth in Section 7(b).

(r)           “Original Issue Date” means September 30, 2025.

(s)           “Preferred Share Director” has the meaning set forth in Section 7(b).

(t)          “Stated Amount” means, in respect of this Series, $1,000 per share, and, in respect of any other series of capital stock, the stated amount per share specified in the Articles or applicable statement of designations.

(u)         “Trading Day” means any day on which the principal United States securities exchange or trading market where the Common Shares is then listed or traded is open for business.

(v)          “this Series” has the meaning set forth in Section 1.

(w)         “Voting Parity Stock” has the meaning set forth in Section 7(b).

Section 3.           Dividends.

(a)          Rate. Holders of this Series shall be entitled to receive, when, as and if declared by the Board of Directors, but only out of funds legally available therefor cumulative dividends at the applicable Annual Rate per share in either (as the Board of Directors resolves at its discretion) (i) cash or (ii) shares of this Series equal to the quotient of (A) the Accrued Dividends divided by (B) the Stated Amount per share of this Series, and no more, payable quarterly in arrears on the 15th day of each January, April, July and October, respectively, in each year, beginning on October 15, 2025 (each, a “Dividend Payment Date”) with respect to the Dividend Period ending on the day preceding such respective Dividend Payment Date, to holders of record on the 15th calendar day before such Dividend Payment Date or such other record date not more than 30 days preceding such Dividend Payment Date fixed for that purpose by the Board of Directors in advance of payment of each particular dividend. The amount of the dividend per share of this Series for each Dividend Period will be calculated on the basis of a 360-day year consisting of twelve 30-day months. If a Dividend Payment Date is not a Business Day, the applicable dividend shall be paid on the first Business Day following that day without adjustment. The Company shall not pay interest or any sum of money instead of interest on any dividend payment that may be in arrears on this Series.

(b)        Priority of Dividends. So long as any share of this Series remains outstanding, unless full Accrued Dividends on all outstanding shares of this Series through and including the most recently completed Dividend Period have been paid or declared and a sum sufficient for the payment thereof has been set aside for payment, no dividend may be declared or paid or set aside for payment, and no distribution may be made, on any Junior Stock, other than a dividend payable solely in stock that ranks junior to this Series in the payment of dividends and in the distribution of assets on any liquidation, dissolution or winding up of the Company.

If the Board of Directors elects to declare only partial instead of full dividends for a dividend payment date and related dividend period (which terms include, in the case of this Series, the Dividend Payment Dates and Dividend Periods provided for herein) on the shares of this Series or any Dividend Parity Stock, then to the extent permitted by the terms of this Series and each outstanding series of Dividend Parity Stock such partial dividends shall be declared on shares of this Series and Dividend Parity Stock, and dividends so declared shall be paid, as to any such dividend payment date and related dividend period in amounts such that the ratio of the partial dividends declared and paid on each such series to full dividends on each such series is the same. As used in this paragraph, “full dividends” means, as to this Series and any Dividend Parity Stock that bears dividends on a cumulative basis, the amount of dividends that would need to be declared and paid to bring this Series and such Dividend Parity Stock current in dividends, including undeclared dividends for past dividend periods (that is, for this Series, full Accrued Dividends). To the extent a dividend period with respect to this Series or any series of Dividend Parity Stock (in either case, the “first series”) coincides with more than one dividend period with respect to another series as applicable (in either case, a “second series”), for purposes of this paragraph the Board of Directors may, to the extent permitted by the terms of each affected series, treat such dividend period for the first series as two or more consecutive dividend periods, none of which coincides with more than one dividend period with respect to the second series, or may treat such dividend period(s) with respect to any Dividend Parity Stock and Dividend Period(s) with respect to this Series for purposes of this paragraph in any other manner that it deems to be fair and equitable in order to achieve ratable payments of dividends on such Dividend Parity Stock and this Series.

Subject to the foregoing, and not otherwise, such dividends (payable in cash, stock or otherwise) as may be determined by the Board of Directors may be declared and paid on any Common Shares or Junior Stock from time to time out of any funds legally available therefor, and the shares of this Series shall not be entitled to participate in any such dividend.

(c)         Redemption and Repurchase of Junior Stock. So long as any share of this Series remains outstanding, unless full Accrued Dividends on all outstanding shares of this Series through and including the most recently completed Dividend Period have been paid or declared and a sum sufficient for the payment thereof has been set aside for payment, no monies may be paid or made available for a sinking fund for the redemption or retirement of Junior Stock, nor shall any shares of Junior Stock be purchased, redeemed or otherwise acquired for consideration by the Company, directly or indirectly, other than:

(i)       as a result of (x) a reclassification of Junior Stock, or (y) the exchange or conversion of one share of Junior Stock for or into another share of stock that ranks junior to this Series in the payment of dividends and in the distribution of assets on any liquidation, dissolution or winding up of the Company, or

(ii)       through the use of the proceeds of a substantially contemporaneous sale of other shares of stock that ranks junior to this Series in the payment of dividends and in the distribution of assets on any liquidation, dissolution or winding up of the Company.

Section 4.           Liquidation, Dissolution or Winding Up.

(a)          Voluntary or Involuntary Liquidation. In the event of any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, before any distribution or payment out of the assets of the Company may be made to or set aside for the holders of any Junior Stock, holders of this Series will be entitled to receive out of the assets of the Company legally available for distribution to its shareholders an amount equal to the Stated Amount per share, together with an amount equal to all Accrued Dividends to the date of payment whether or not earned or declared (the “Liquidation Preference”).

(b)         Partial Payment. If the assets of the Company are not sufficient to pay the Liquidation Preference in full to all holders of this Series and all holders of any Liquidation Preference Parity Stock, the amounts paid to the holders of this Series and to the holders of all Liquidation Preference Parity Stock shall be pro rata in accordance with the respective aggregate Liquidation Preferences of this Series and all such Liquidation Preference Parity Stock. In any such distribution, the “Liquidation Preference” of any holder of stock of the Company other than this Series means the amount otherwise payable to such holder in such distribution (assuming no limitation on the assets of the Company available for such distribution), including an amount equal to any declared but unpaid dividends in the case of any holder or stock on which dividends accrue on a noncumulative basis and, in the case of any holder of stock on which dividends accrue on a cumulative basis, an amount equal to any unpaid, accrued, cumulative dividends, whether or not earned or declared, as applicable.

(c)         Residual Distributions. If the Liquidation Preference has been paid in full to all holders of this Series and all holders of any Liquidation Preference Parity Stock, the holders of Junior Stock will be entitled to receive all remaining assets of the Company according to their respective rights and preferences.

(d)         Merger, Consolidation and Sale of Assets Not Liquidation. For purposes of this Section 4, the merger, consolidation or other business combination of the Company with or into any other corporation, including a transaction in which the holders of this Series receive cash or property for their shares, or the sale, conveyance, lease, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the assets of the Company, shall not constitute a liquidation, dissolution or winding up of the Company.

Section 5.             Redemption.

(a)         Optional Redemption. This Series is perpetual and has no maturity date. The Company may, at its option, redeem the shares of this Series in whole or in part, at any time and from time to time on or after the day that is one month after the Original Issue Date, at a cash redemption price equal to 100% of the Stated Amount, together (except as otherwise provided herein) with an amount equal to all Accrued Dividends to, but excluding, the redemption date. The redemption price for any shares of this Series shall be payable on the redemption date to the holder of such shares against surrender of the certificate(s) evidencing such shares to the Company or its agent, if the shares of this Series are issued in certificated form. Any declared but unpaid dividends payable on a redemption date that occurs subsequent to the record date for a Dividend Period shall not be paid to the holder entitled to receive the redemption price on the redemption date, but rather shall be paid to the holder of record of the redeemed shares on such record date relating to the Dividend Payment Date as provided in Section 3 above.

(b)         No Sinking Fund. This Series will not be subject to any mandatory redemption, sinking fund or other similar provisions. Holders of this Series will have no right to require redemption of any shares of this Series.

(c)          Notice of Redemption. Notice of every redemption of shares of this Series shall be given by first class mail, postage prepaid, addressed to the holders of record of the shares to be redeemed at their respective last addresses appearing on the books of the Company. Such mailing shall be at least 15 days and not more than 60 days before the date fixed for redemption. Any notice mailed as provided in this Subsection shall be conclusively presumed to have been duly given, whether or not the holder receives such notice, but failure duly to give such notice by mail, or any defect in such notice or in the mailing thereof, to any holder of shares of this Series designated for redemption shall not affect the validity of the proceedings for the redemption of any other shares of this Series. Notwithstanding the foregoing, if the shares of this Series are issued in book-entry form through DTC or any other similar facility, notice of redemption may be given to the holders of this Series at such time and in any manner permitted by such facility. Each such notice given to a holder shall state: (1) the redemption date; (2) the number of shares of this Series to be redeemed and, if less than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (3) the redemption price; (4) the place or places where certificates for such shares are to be surrendered for payment of the redemption price; and (5) that dividends will cease to accrue on the redemption date.

(d)         Partial Redemption. In case of any redemption of only part of the shares of this Series at the time outstanding, the shares to be redeemed shall be selected either pro rata from the holders of record of this Series in proportion to the number of shares of this Series held by such holders or by lot or in such other manner as the Board of Directors may determine to be fair and equitable. Subject to the provisions hereof, the Board of Directors shall have full power and authority to prescribe the terms and conditions on which shares of this Series shall be redeemed from time to time. If the Company shall have issued certificates for this Series and fewer than all shares represented by any certificates are redeemed, new certificates shall be issued representing the unredeemed shares without charge to the holders thereof.

(e)         Effectiveness of Redemption. If notice of redemption has been duly given, and if on or before the redemption date specified in the notice all funds necessary for the redemption have been set aside by the Company, separate and apart from its other funds, in trust for the pro rata benefit of the holders of the shares called for redemption, so as to be and continue to be available therefor, then, notwithstanding that any certificate for any share so called for redemption has not been surrendered for cancellation in the case that the shares of this Series are issued in certificated form, on and after the redemption date dividends shall cease to accrue on all shares so called for redemption, all shares so called for redemption shall no longer be deemed outstanding and all rights with respect to such shares shall forthwith on such redemption date cease and terminate, except only the right of the holders thereof to receive the amount payable on such redemption, without interest. Any funds unclaimed at the end of two years from the redemption date, to the extent permitted by law, shall be released from the trust so established and may be commingled with the Company’s other funds, and thereafter the holders of the shares so called for redemption shall look only to the Company for payment of the redemption price of such shares.

Section 6.             Conversion Rights.

(a)          General. The shares of this Series shall not be convertible into Common Shares or other of the Company’s securities and shall not have exchange rights, except as set forth below.

(b)        Optional Conversion Rights of the Holders. Subject to the terms and conditions of this Section 6 (including the conversion procedures set forth below), from and including September 30, 2026 and at any time thereafter, each holder of this Series may elect to convert, in whole or in part, without the payment of additional consideration by such holder, not less than 500 of its shares of this Series into, subject to Section 6(c) below, a number of validly issued, fully paid and non-assessable Common Shares equal to the quotient of (i) the aggregate Stated Amount of the shares of this Series converted plus Accrued Dividends (but excluding any dividends declared but not yet paid) thereon on the date on which the Conversion Notice is delivered divided by (ii) the Conversion Price, as defined in the following sentence. The “Conversion Price” for any conversion hereunder shall be the Five-Day VWAP of the Company immediately preceding the conversion date; provided, that, notwithstanding anything to the contrary herein, the Conversion Price shall not be less than $0.30 per share.

(c)         Fractional Shares upon Conversion. No fractional Common Shares shall be issued upon conversion of the shares of this Series. In lieu of any fractional shares to which the converting holder would otherwise be entitled, the Company shall pay cash equal to such fraction multiplied by the Conversion Price of such fractional shares.

(d)        Notice of Conversion. Before any holder of this Series shall be entitled to convert the same into full Common Shares, such holder shall give written notice to the Company or the transfer agent for this Series of the election to convert shares of this Series, the number of shares of this Series to be converted, the number of shares of this Series that such holder will beneficially own subsequent to such conversion and the person to whom the Common Shares are to be issued and the name (with address) of the holder or its nominees in which such holder desires the Common Shares to be issued, subject to any restrictions on transfer relating to the shares of this Series or the Common Shares upon conversion thereof (such written notice, the “Conversion Notice”) and deliver to the Company or the transfer agent, as applicable, all tax forms, transfer forms or other relevant documentation required and specified by the Company or the transfer agent to effect the conversion. The calculations and entries set forth in the Conversion Notice shall control in the absence of manifest or mathematical error. No ink-original Conversion Notice shall be required.

(e)         Mechanics of Conversion. The Company shall, as soon as practicable after receipt of the Conversion Notice (or, if applicable, notice from the transfer agent of this Series of receipt thereof) and all tax forms, transfer forms or other relevant documentation required and specified by it or the transfer agent to effect the conversion, and in any event within three Business Days thereafter, issue and deliver to the applicable holder, the number of Common Shares to which such holder is entitled for such conversion by crediting, or instructing the transfer agent for the Series to credit, a book-entry account of the holder or its nominees with such Common Shares, and a check payable to the holder in the amount of any cash amounts payable as the result of a conversion into fractional Common Shares, plus any cash dividends on the converted shares of this Series that were declared but unpaid on the date on which the Conversion Notice was delivered.

(f)          Effective Time of Conversion. Conversion pursuant to this Section 6 shall be deemed to have been made immediately prior to the close of business, New York time, on the date on which the Conversion Notice is delivered or caused to be delivered by the relevant holder. The person or persons entitled to receive the Common Shares issuable upon such conversion shall be treated for all purposes as the record holder or holders of such Common Shares as of such date.

(g)         Effect of Conversion. Shares of this Series converted into Common Shares in accordance with this Section 6 shall be canceled, shall resume the status of authorized but unissued shares of preferred shares of the Company and shall no longer be designated as shares of this Series. To the extent the converted shares of this Series are represented by certificates, no holder shall be required to physically surrender any certificate(s) representing such converted shares to the Company until all shares of this Series represented by such certificate(s) have been converted in full, in which case the applicable holder shall surrender such certificate(s) to the Company for cancellation on the date the final Conversion Notice is delivered to the Company or the transfer agent for the Series. To the extent the shares of this Series are represented by certificates, delivery of a Conversion Notice with respect to a partial conversion shall have the same effect as cancellation of the original certificate(s) representing such shares and issuance of a certificate representing the remaining shares of this Series held by the applicable holder.

(h)        Reservation of Stock Issuable Upon Conversion. The Company shall at all times after the Original Issue Date, reserve and keep available out of its authorized but unissued Common Shares solely for the purpose of effecting the conversion of the shares of this Series, such number of its Common Shares as shall from time to time be sufficient to effect the conversion of all then outstanding shares of this Series; and if at any time the number of authorized but unissued Common Shares shall not be sufficient to effect the conversion of all then outstanding shares of this Series, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued Common Shares to such number of shares as shall be sufficient for such purpose, including engaging in best efforts to obtain the requisite approvals of any necessary amendment to this Statement of Designation or the Articles.

(i)          Taxes. The Company shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of Common Shares upon conversion of shares of this Series pursuant to this Section 6. The Company shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of Common Shares in a name other than that in which the shares of this Series so converted were registered, and no such issuance or delivery shall be made unless and until the person requesting such issuance has paid to the Company the amount of any such tax or has established, to the satisfaction of the Company, that such tax has been paid.

Section 7.          Voting Rights.

(a)          General. The holders of this Series will have no voting rights except as set forth below or as otherwise from to time required by law.

(b)          Right to Elect Directors on Nonpayment Events. If and whenever dividends payable on this Series or any class or series of Dividend Parity Stock having voting rights equivalent to those described in this Section 7 (any such class or series being herein referred to as “Voting Parity Stock”) have not been declared and paid (or, in the case of this Series and Voting Parity Stock bearing dividends on a cumulative basis, shall be in arrears) in an aggregate amount equal to full dividends for at least six quarterly Dividend Periods or three semi-annual dividend periods or their equivalent (whether or not consecutive) (a “Nonpayment Event”), the number of directors then constituting the Board of Directors shall be automatically increased by (i) one, if at such time the Board of Directors consists of eight or fewer directors or (ii) two, if at such time the Board of Directors consists of nine or more directors, and the holders of this Series, together with the holders of any outstanding Voting Parity Stock then entitled to vote for additional directors, voting together as a single class in proportion to their respective stated amounts, shall be entitled to elect the additional director or two directors, as the case may be (the “Preferred Share Directors”); provided that the Board of Directors shall at no time include more than two Preferred Share Directors (including, for purposes of this limitation, all directors that the holders of any series of voting preferred shares are entitled to elect pursuant to like voting rights).

In the event that the holders of this Series and such other holders of Voting Parity Stock shall be entitled to vote for the election of the Preferred Share Directors following a Nonpayment Event, such directors shall be initially elected following such Nonpayment Event only at a special meeting called at the request of the holders of record of at least 20% of the Stated Amount of this Series and each other series of Voting Parity Stock then outstanding (unless such request for a special meeting is received less than 90 days before the date fixed for the next annual or special meeting of the shareholders of the Company, in which event such election shall be held only at such next annual or special meeting of shareholders), and at each subsequent annual meeting of shareholders of the Company. Such request to call a special meeting for the initial election of the Preferred Shares Directors after a Nonpayment Event shall be made by written notice, signed by the requisite holders of this Series or Voting Parity Stock, and delivered to the Secretary of the Company in such manner as provided for in Section 13 below, or as may otherwise be required or permitted by applicable law. If the Secretary of the Company fails to call a special meeting for the election of the Preferred Share Directors within 20 days of receiving proper notice, any holder of this Series may call such a meeting at the Company’s expense solely for the election of the Preferred Share Directors, and for this purpose and no other (unless provided otherwise by applicable law) such this Series holder shall have access to the Company’s stock ledger.

When (i) Accrued Dividends have been paid (or declared and a sum sufficient for payment thereof set aside) in full on this Series after a Nonpayment Event, and (ii) the rights of holders of any Voting Parity Stock to participate in electing the Preferred Share Directors shall have ceased, the right of holders of this Series to participate in the election of Preferred Share Directors shall cease (but subject always to the revesting of such voting rights in the case of any future Nonpayment Event), the terms of office of all the Preferred Share Directors shall forthwith terminate, and the number of directors constituting the Board of Directors shall automatically be reduced accordingly.

Any Preferred Share Director may be removed at any time without cause by the holders of record of a majority of the outstanding shares of this Series and Voting Parity Stock, when they have the voting rights described above (voting together as a single class in proportion to their respective Stated Amounts). The Preferred Share Directors elected at any such special meeting shall hold office until the next annual meeting of the shareholders if such office shall not have previously terminated as above provided. In case any vacancy shall occur among the Preferred Share Directors, a successor shall be elected by the Board of Directors to serve until the next annual meeting of the shareholders on the nomination of the then remaining Preferred Share Director or, if no Preferred Share Director remains in office, by the vote of the holders of record of a majority of the outstanding shares of this Series and such Voting Parity Stock for which dividends have not been paid, voting as a single class in proportion to their respective Stated Amounts. The Preferred Share Directors shall each be entitled to one vote per director on any matter that shall come before the Board of Directors for a vote.

(c)          Other Voting Rights. So long as any shares of this Series are outstanding, in addition to any other vote or consent of shareholders required by law or by the Articles, the vote or consent of the holders of at least 66 2/3% of the shares of this Series at the time outstanding, voting together with any other series of preferred shares that would be adversely affected in substantially the same manner and entitled to vote as a single class in proportion to their respective Stated Amounts (to the exclusion of all other series of preferred shares), given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, will be necessary for effecting or validating:

(i)       Amendment of Articles. Any amendment, alteration or repeal of any provision of the Articles or Bylaws of the Company that would alter or change the voting powers, preferences or special rights of this Series so as to affect them adversely;

(ii)      Authorization of Dividend Parity Stock. The issuance of Dividend Parity Stock if the Accrued Dividends on all outstanding this Series Preferred Shares through and including the most recently completed Dividend Period have not been paid or declared and a sum sufficient for the payment thereof has been set aside for payment;

(iii)     Authorization of Senior Stock. Any amendment or alteration of the Articles to authorize or create, or increase the authorized amount of, any shares of any class or series or any securities convertible into shares of any class or series of capital stock of the Company ranking prior to this Series in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the Company; or

(iv)     Share Exchanges, Reclassifications, Mergers and Consolidations and Other Transactions. Any consummation of (x) a binding share exchange or reclassification involving this Series, (y) a merger or consolidation of the Company with another entity (whether or not a corporation), or (z) a conversion, transfer, domestication or continuance of the Company into another entity or an entity organized under the laws of another jurisdiction, unless in each case (A) the shares of this Series remain outstanding or, in the case of any such merger or consolidation with respect to which the Company is not the surviving or resulting entity, or any such conversion, transfer, domestication or continuance, the shares of this Series are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (B) such shares remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, and limitations and restrictions, and limitations and restrictions thereof, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, and restrictions and limitations thereof, of this Series immediately prior to such consummation, taken as a whole except, in each case, in connection with the issuance of Series C Participating Preferred Shares of the Company.

(d)         Changes after Provision for Redemption. No vote or consent of the holders of this Series will be required pursuant to Section 7(b) or Section 7(c) above if, at or prior to the time when any such vote or consent would otherwise be required pursuant to such Section, all outstanding shares of this Series shall have been redeemed, or shall have been called for redemption on proper notice and sufficient funds shall have been set aside for such redemption, in each case pursuant to Section 5 above.

Section 8.          Record Holders. To the fullest extent permitted by applicable law, the Company and the transfer agent for this Series may deem and treat the record holder of any share of this Series as the true and lawful owner thereof for all purposes, and neither the Company nor such transfer agent shall be affected by any notice to the contrary.

Section 9.          Other Rights. The shares of this Series will not have any voting powers, preferences or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein or in the Articles of the Company. The holders of this Series shall not have any preemptive rights.

Section 10.         Certificates. The Company may at its option issue shares of this Series without certificates. As long as DTC or its nominee is the registered owner of the shares of this Series, DTC or its nominee, as the case may be, will be considered the sole owner and holder of all shares of this Series for all purposes under the instruments governing the rights and obligations of holders of shares of this Series. If DTC discontinues providing its services as securities depositary with respect to the shares of this Series, or if DTC ceases to be registered as a clearing agency under the Exchange Act, in the event that a successor securities depositary is not obtained within 90 days, the Company will either print and deliver certificates for the shares of this Series or provide for the direct registration of the shares of this Series with the transfer agent for the shares of this Series. If the Company decides to discontinue the use of the system of book-entry-only transfers through DTC (or a successor securities depositary), certificates for the shares of this Series will be printed and delivered to DTC or the Company will provide for the direct registration of the shares of this Series with the transfer agent for the shares of this Series. Except in the limited circumstances referred to above, owners of beneficial interests in the shares of this Series: (a) will not be entitled to have such shares of this Series registered in their names; (b) will not receive or be entitled to receive physical delivery of securities certificates in exchange for beneficial interests in the shares of this Series; and (c) will not be considered to be owners or holders of the shares of this Series for any purpose under the instruments governing the rights and obligations of holders of shares of this Series.

Section 11.      Reacquired Shares. Any shares of this Series that are redeemed, purchased or otherwise acquired by the Company shall be cancelled and shall revert to authorized but unissued preferred shares undesignated as to series and may be reissued as part of a new series of preferred shares to be created by resolution or resolutions of the Board of Directors, subject to the conditions set forth in the Articles.

Section 12.         Fractional Shares. The Company shall have the authority to issue fractional shares of this Series.

Section 13.        Notices. All notices or communications in respect of this Series will be sufficiently given if given in writing and delivered via overnight courier, facsimile or email to each holder at its last address as it shall appear on the books and records of the Company, or if given in such other manner as may be permitted in this Statement of Designations, in the Articles or Bylaws or by applicable law.

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IN WITNESS WHEREOF, the undersigned, being duly authorized thereto, does hereby affirm that this certificate is the act and deed of the Company and that the facts herein stated are true, and accordingly has hereunto set his hand this 30th day of September 2025.

By:	/s/ Dionysios Makris
Name:	Dionysios Makris